Aleafia Health Names Finance Executive
Benjamin Ferdinand as New CFO

TORONTO, Aug. 2, 2018 /CNW/ - Aleafia Health Inc. (TSXV: ALEF) (OTCQX: ALEAF) ("Aleafia") or (the "Company"), is pleased to announce the appointment of senior finance executive Benjamin Ferdinand as the company's new Chief Financial Officer.

Benjamin joins Aleafia from TMX Group ("TMX"), the parent company of the Toronto Stock Exchange, where he led TMX's firmwide platform initiatives as Managing Director, Platform Strategies. Previously, Benjamin served as Vice-President and Head of Finance, Strategy and Corporate Development for TMX.

Benjamin will assume the CFO role on August 20, 2018, with current CFO Garry Stewart remaining in the role until that time.

Reporting directly to the CEO, he will have responsibility for the firm's overall strategic direction, financial reporting and planning, investor relations, treasury, controller's operations and corporate development.

Among his achievements while at TMX, Benjamin led the $930 million acquisition of Trayport Holdings Ltd., a world-leading provider of technology solutions for energy traders, brokers and exchanges, from Intercontinental Exchange Inc. (financed with a $390 million capital raise, cash and asset sales).

"It is an honour to join a company with such strong fundamentals and significant potential for growth. In a competitive marketplace, Aleafia is well-positioned to differentiate itself as Canada's leading medicinal cannabis company and to deliver long-term value to our patients and shareholders," said Benjamin.

"Benjamin will play a critical role in this exciting period in Aleafia's history," said Aleafia's CEO, Geoff Benic. "I would also like to thank Garry Stewart for his dedication and service to the company."

Benjamin began his career in investment banking, both in Toronto and New York. He holds a Master of Business Administration (MBA) from Ivey Business School at the University of Western Ontario and a Bachelor of Commerce from McMaster University.

Benjamin entered into an executive employment agreement with the Company pursuant to which he was granted, as partial compensation, an aggregate of 600,000 stock options under the Company`s stock option plan of which 125,000 stock options vest every six months over a 2 year period (Time Based Options) and 100,000 vest upon the completion of various performance milestones as determined by the Board (Performance Based Options). All options are at an exercise price of $0.65 with a five year term.

Aleafia is also pleased to announce the appointment of Nicholas Bergamini as Vice-President, Public Affairs. Prior to joining Aleafia, Nicholas served as the Press Secretary and Director of Communications to the Leader of the Official Opposition in the Ontario Legislature. Previously, he served as the Press Secretary and Chief Spokesman for Canada's Minister of Finance.

Nicholas entered into an executive employment agreement with the Company pursuant to which he was granted, as partial compensation, an aggregate of 300,000 stock options under the Company`s stock option plan of which 62,500 stock options vest every six months over a 2 year period (Time Based Options) and 50,000 vest upon the completion of various performance milestones as determined by the Board (Performance Based Options). All options are at an exercise price of $0.65 with a five year term.

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated medical cannabis company with a unique focus on delivering quality patient care from "seed" to "sale." Aleafia is uniquely positioned with a singular focus on the medical cannabis market. The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia's state of the art production facilities will allow for the production of high- quality strains at low cost. Aleafia's production will focus on securing the highest- quality medicinal product for its growing patient base.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

SOURCE Aleafia Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/02/c4207.html

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For further information: Media Relations: Nick Bergamini, Telephone: (647) 819-0119, Email: media@aleafiainc.com; Investor Relations: Tyler M. Troup, Circadian Group (Investor Relations), Tel: 1-866-950-8300, Email:IR@aleafiainc.com

CO: Aleafia Inc.

CNW 07:00e 02-AUG-18